EXHIBIT 99.1

News Release dated March 6, 2023, Suncor Energy files annual disclosure documents

Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Suncor Energy files annual disclosure documents

Calgary, Alberta (Mar. 6, 2023) – Suncor has filed its 2022 Annual Report and 2022 Annual Information Form.

To view the company’s annual disclosure documents, visit Suncor's profile on sedar.com or sec.gov or visit Suncor’s website at suncor.com/financialreports.

Shareholders may obtain a copy of Suncor’s 2022 Annual Report free of charge by calling Investor Relations at 1-800-558-9071.

Suncor is Canada’s leading integrated energy company. Suncor’s operations include oil sands development, production and upgrading, offshore oil and gas production, petroleum refining in Canada and the United States and the company’s Petro-Canada retail and wholesale distribution networks, including Canada’s Electric Highway, a coast-to-coast network of fast-charging EV stations. Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com or follow us on Twitter @Suncor

Media inquiries:

(833) 296-4570

media@suncor.com

Investor inquiries:

(800) 558-9071

invest@suncor.com